November 15, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value per share, of: Hartford Disciplined US Equity ETF a
series of LATTICE STRATEGIES TRUST under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com